UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 03, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All proposals put forward by the Board of Directors approved
Zurich, April 30, 2010 At today’s Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors. In particular, they approved the re-election of four members of the Board of Directors whose terms of office expired today. Two candidates - Jassim Bin Hamad J. J. Al Thani and Robert H. Benmosche - were newly elected to the Board of Directors. Furthermore, shareholders approved the payment of an increased cash dividend of CHF 2.00 per share for the financial year 2009. They also voted in favor of amendments to the Articles of Association and approved the 2009 Compensation Report.

The following candidates were re-elected to the Board of Directors for a further term of three years:
Noreen Doyle, Aziz R. D. Syriani, David W. Syz, and Peter F. Weibel. The two candidates newly elected to the Board of Directors are: Jassim Bin Hamad J. J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, President and CEO of American International Group, Inc. (AIG), New York. Mr Benmosche previously served on the Board of Directors of Credit Suisse Group AG from 2002 to August 2009.

Cash Dividend
Shareholders approved the payment of an increased cash dividend of CHF 2.00 per registered share for the financial year 2009. The dividend will be paid on May 7, 2010.

Amendment to the Articles of Association
Shareholders approved the changes to the Articles of Association in line with the new Swiss Federal Intermediated Securities Act (FISA) that entered into effect on January 1, 2010. Credit Suisse Group AG’s registered shares will now be regarded as uncertificated stock and managed as intermediated securities, in accordance with the latest practices among Swiss listed companies.

2009 Compensation Report
In a consultative vote, shareholders accepted the 2009 Compensation Report by a majority of 66.2% of votes.

All voting results and the speeches by Hans-Ulrich Doerig, Chairman of the Board of Directors, and Brady W. Dougan, CEO, are available in English and German at: www.credit-suisse.com/agm

Media Release
April 30, 2010 Page 2/3

Members of the Board of Directors
Hans-Ulrich Doerig 1), Chairman
Urs Rohner 1) 4), Vice-Chairman                                                                         Jean Lanier 3)
Peter Brabeck-Letmathe 1) 2), Vice-Chairman                                                     Anton van Rossum 4)
Jassim Bin Hamad J. J. Al Thani                                                                      Aziz R.D. Syriani 1) 2)
Robert H. Benmosche 2)                                                                                  David W. Syz 3)
Noreen Doyle 4)                                                                                               John Tiner 3)
Walter B. Kielholz 2)                                                                                        Richard E. Thornburgh 1) 4)
Andreas Koopmann 4)                                                                                      Peter F. Weibel 1) 3)

1) Member of the Chairman’s and Governance Committee, chaired by Hans-Ulrich Doerig
2) Member of the Compensation Committee, chaired by Aziz R.D. Syriani
3) Member of the Audit Committee, chaired by Peter F. Weibel
4)  Member of the Risk Committee, chaired by Richard E. Thornburgh

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
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the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;

Media Release
April 30, 2010 Page 3/3

–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: May 03, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG